April 26, 2005


By facsimile to (609) 497-7175 and U.S. Mail


Mr. James R. Craigie
President and Chief Executive Officer
Church & Dwight Co., Inc.
469 North Harrison Street
Princeton, NJ 08543-5297

RE:	Church & Dwight Co., Inc.
	Annual Report on Form 10-K for the fiscal year ended December
31, 2004
	Filed March 11, 2005
	File No. 1-10585

Dear Mr. Craigie:

	We limited our review of the filing to disclosures under Item 9A of Form 10-K and have the comment below.

Item 9A.  Controls and Procedures

1. We note your statement under (a) that "A controls system cannot provide absolute assurance, however, that the objectives of the control system are met." Revise in future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove in future filings the reference to the level of assurance of your disclosure controls and procedures. Refer to section II.F.4. of Release No. 34-
47986 that is available on the Commission`s website at www.sec.gov.

Closing

	As appropriate, respond to the comment within 10 business days or tell us when you will provide us a response. If you think that compliance with the comment is inappropriate, provide the basis in the letter. We may have additional comments after review of the response to the comment.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filing reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Church & Dwight and its management are in possession of all facts relating to the disclosures in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comment, provide a written statement from Church & Dwight acknowledging that:

* Church & Dwight is responsible for the adequacy and accuracy of the disclosures in the filing.

* Our comment or changes to disclosures in response to our comment do not foreclose the Commission from taking any action on the filing.

* Church & Dwight may not assert our comment as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the filings or in response to our comments on the filings.

      You may direct questions on the comment and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 942-1978 or me at
(202) 942-2864

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief



Mr. James R. Craigie
April 26, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE